June 21, 2012

Kinga Kapuscinski, Esq.
U.S. Wealth Management
601 Congress Street
Boston, Massachusetts 02210

Re: John Hancock Investors Trust
        File Nos. 333-181550 and 811-4173

Dear Ms. Kapuscinski:

         We have reviewed the registration statement on Form N-2 for John Hancock
Investors Trust (the "Fund") filed with the Commission on May 21, 2012, in connection
with the proposed offering of additional shares of its common stock. Based on our
review of the registration statement, we have the following comments. For convenience,
we generally organized our comments using headings, page numbers, and defined terms
from the registration statement.

Prospectus

Cover Page

1. Please disclose in **Investment Strategy** that up to 70% of the Fund's assets may
    be invested in debt securities rated below investment grade, which are commonly
    referred to as "junk bonds."

Prospectus Summary
Hedging, Derivatives and other Strategic Transactions Risk, **page 11**

2. Please add disclosure to the **Investment Strategy** section discussing the Fund's
    investments in the various derivative transactions discussed in this section. Also,
    please review the adequacy of the strategy and risk disclosure of derivatives in
    this section and other sections throughout the registration statement¸ and make
    appropriate revisions, in light of the observations set forth in the letter from Barry
    Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan,
    General Counsel, Investment Company Institute, dated July 30, 2010. **See**
    http://www.sec.gov/divisions/investment/guidance/ici07010.pdf.

SUMMARY OF FUND EXPENSES, page 13

3. Please confirm that **Annual Expenses** are presented in the fee table reflecting the effect of the Fund's anticipated leverage transactions. If the table does not reflect the anticipated leverage transactions, please revise **Annual Expenses** to reflect those expenses.

Use of Proceeds, page 15

4. Disclosure in this section states that the Fund may delay investments from the proceeds of this offering beyond three months of receipt of such proceeds if suitable investments are not available "or for other reasons." Please revise the disclosure to clarify the reasons for any anticipated delay in investing the net proceeds of this offering and the consequences of any delay. **See** Item 7.2 and Guide 1 of Form N-2.

Mortgage-backed securities, page 17

5. Mortgage-backed securities are disclosed here as a portfolio investment of the Fund, but are not disclosed earlier as part of the Fund's **Investment Strategy**. Please eliminate this inconsistency by adding disclosure to the **Investment Strategy** section discussing the Fund's investment in the various types of mortgage-backed securities as discussed in this section.

USE OF LEVERAGE BY THE FUND, page 24

6. The disclosure in this section states that the Fund may borrow for temporary, emergency or other purposes in addition to the combined effective leverage ratio of 33 1/3 % of the Fund's managed assets. Please explain to us how the Fund's intended borrowing limits, including such temporary/emergency borrowings, would be consistent with the borrowing limits set forth in Section 18 of the Investment Company Act of 1940.

Advisory Agreement, **page 37**

7. The first paragraph of this section states that the Adviser will receive an annual fee in an amount based upon a percentage of the Fund's "average daily managed assets." Please add disclosure defining the term "average daily managed assets" as it is being used to describe the advisory fee to be paid to the Adviser. Please inform us whether the Fund's derivative investments are included in the calculation of "average daily managed assets" and, if so, how those derivatives will be valued for that purpose. Also, in your response letter to us, provide an affirmative statement that the Fund will not use the notional value of its derivative investments for purposes of determining "average daily managed assets."

PLAN OF DISTRIBUTION, page 45

8. Disclosure in this section states that the Fund may distribute its Common Shares from time to time in one or more transactions through the use of a Prospectus Supplement. Please confirm to us that, concurrent with the filing of each Prospectus Supplement, a legality opinion will be filed as a post-effective amendment with respect to each such future offering of the Common Shares. **See** Staff Legal Bulletin 19 (Oct. 11, 2012), text at note 26.

Statement of Additional Information

Credit Default Swap Agreements, **page 10**

9. This section states that the Fund may enter into credit default swap agreements as either the buyer or seller in such transactions. Please confirm to us that when the Fund sells a credit default swap it will segregate liquid assets in an amount equal to the full notional value of the instrument.

INVESTMENT RESTRICTIONS, page 13

10. Please revise the last sentence of the penultimate paragraph to clarify that only tax exempt municipal obligations would not be considered as industries for purposes of the Fund's fundamental industry concentration policy. Also, revise Fundamental Investment Restriction (9) to include the exclusion for tax-exempt municipal obligations.

General Comments

11. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 ("Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

14. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

15. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please direct any questions you may have regarding the filing or this letter to me at 202.551.6956.

Sincerely,

Brion R. Thompson
Senior Counsel

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